
Mail Stop 3030

March 1, 2016

<u>Via E-mail</u>
Faraj Aalaei
President and Chief Executive Officer
Aquantia Corp.
105 E. Tasman Drive
San Jose, California 95134

   Re: Aquantia Corp.
     Draft Registration Statement on Form S-1
     Submitted February 3, 2016
     CIK No. 0001316016

Dear Mr. Aalaei:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Overview, page 1</u>

1. Please provide us objective support for your statements on page 1 that you are a leader and that many of your solutions have established benchmarks in the industry. In addition, provide us objective support for your statement on page 2 that your technology has been adopted as the baseline for the 802.3bz standard.

2. Please revise the disclosure in the third paragraph of this section to clarify what you mean by "best-in-class semiconductor solutions."

3. Your disclosure on page 2 about the upcoming 802.3bz standard and your disclosure on pages 3 and 4 about 90nm, 65nm and 28nm appear to assume that readers already know the meaning of those terms and their significance. Please revise your disclosure regarding

these terms to present it from the perspective an investor who may not be an expert in your industry.

4.   Please provide us the objective criteria that you used to determine which customers to name in the last paragraph of this section so that your summary is a balanced presentation of your business. Also please tell us whether any customers that you did not name satisfy those criteria.

Challenges to the Adoption of 10GbE, page 3

5.   Please clarify the portion of your business derived from 10GbE. We note for example your disclosure on page 15 regarding your resources devoted to 5GbE and 2.5GbE.

Emerging Growth Company Status, page 6

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The average selling prices, page 16

7.   Please clarify the extent and timing of the "contractually obligated" selling price reductions that generate the risk described in this risk factor.

Our loan agreements, page 23

8.   In an appropriate section of your document, please describe the financial covenants that generate the risk described in this risk factor. Address how close you are to violating the relevant covenants.

Our failure to adequately protect our intellectual property rights, page 27

9.   We note your disclosure that you may be required to license "certain" of your patents to competitors. Please clarify the extent of your patent portfolio that you may be required to license, including the extent of your business derived from those patents.

Industry and Market Data, page 38

10.   Please tell us whether you commissioned any industry and market data presented in your document.

Capitalization, page 44

11.   We see your discussion in the narrative above the Capitalization table on page 44 that the pro forma basis assumes the reclassification of the preferred stock warrant liability to additional paid-in capital. Please explain to us the reason that the preferred stock warrant liability is not included in the actual column in the table.

Customer Demand, page 52

12.   We note your disclosure in the last sentence of this section regarding nine to 12-month visibility into demand. Please tell us whether your current visibility reveals that your revenue and margin levels and trends will be consistent with those disclosed for the periods presented in your Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 54

13.   We note your disclosure on pages 14 and 16 regarding the risk that design wins and product lifecycles create for your business. We also note the "key factors" that you identify on page 52. Please discuss your design wins and the stage of your products in their lifecycle during the periods presented, including changes during the periods presented and any trends required to be disclosed by Regulation S-K Item 303(a)(3)(ii).

Comparison of the Nine Months Ended September 20, 2014 and 2015, page 56

14.   Please include in your disclosure a discussion of the extent of the lower selling prices that you mention in your subsections regarding revenue and gross margin. Also discuss the extent of the effect on revenue of "introducing products in the enterprise market."

Debt Obligations, page 64

15.   Please disclose the "certain performance milestones" mentioned in this section with sufficient specificity to permit investors to evaluate the likelihood of achieving the milestones.

Contractual Obligations, page 65

16.   Please tell us the dollar amount of the contracts excluded from the table based on the criteria mentioned in the last sentence of this section. Also tell us the authority on which you rely to exclude those contracts from the table.

Customer Case Study, page 79

17.   Regarding your disclosure in this section about a successful case study, please ensure that you have presented the disclosure in a balanced manner. For example, do you have an example of a material unsuccessful case study?

Intellectual Property, page 86

18.   We note your disclosure that many of your patents relate to the AQrate technology. Please clarify the extent to which the technology in your other products is protected by patents. Also disclose the duration and effect of the licenses that generate the risk mentioned in the second risk factor on page 28; file these licenses as exhibits to your registration statement.

Management, page 88

19.   Please disclose the principal business of the entities that you identify as the organizations in which the named individuals carried on their occupations and employment. For example, we note your references to Teranetics and RAO "UES."

Executive Compensation, page 97

20.   Please disclose the date that you will disclose the compensation that, according to footnote 2 of your Summary Compensation Table, you have omitted.

Outstanding Equity Awards, page 101

21.   Please reconcile the first sentence of footnote 1 with the last sentence of the first full paragraph on page 103.

Certain Relationships and Related Party Transactions, page 111

22.   Please tell us the authority on which you rely to qualify your disclosure "to [y]our knowledge" as you do in the first paragraph of this section.

Letter Agreement with GLOBALFOUNDRIES, page 112

23.   Please clarify the obligations of the parties under this agreement. For example, for how long must you provide design and development services? What is the extent of the resources that you must commit to the project? What are the material "certain conditions"?

Investors' Rights Agreement, page 113

24.   Please describe in your prospectus section 4.7 of exhibit 4.2, and clarify when your obligations in that section terminate.

Principal and Selling Stockholders, page 115

25.   Please disclose all natural persons or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities mentioned in the table on page 116. We note for example that some of your footnotes to the table do not identify a natural person or identify only one person who "shares" beneficial ownership.

26.   Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Description of Capital Stock, page 118

27.   Please disclose the number of your holders of common equity.

Lock-up Agreements, page 125

28.   Please reconcile the last sentence of this first paragraph of this section with the first paragraph on page 133.

Underwriting, page 131

29.   Please provide more specific information regarding the past relationships with the underwriters mentioned in the penultimate paragraph on page 133.

Revenue Recognition, page F-9

30.   Please expand to describe your revenue recognition policy in greater detail, including any differences among customer categories, markets or geographical locations. Please clarify whether your accounting policy differs for sales through third-party representatives. Also clarify, if applicable, how your revenue recognition is impacted by discounts, return policies, post shipment obligations, customer acceptance, credits, rebates, and price protection or similar privileges.

31.   We note your disclosure that revenue is recognized when title passes, which is generally upon shipment. Please revise to describe those circumstances when revenue would be recognized at a different point in the sales process.

Faraj Aalaei
Aquantia Corp.
March 1, 2016
Page 6

Collaboration and Development Charge, page F-9

32.   We note your discussion here and on page 53 regarding your collaboration with Global
        Foundries. Please revise to disclose your accounting treatment for the agreement and the
        basis for recording the collaboration and development charge in fiscal 2015.

Note 7. Deferred Revenue, page F-15

33.   We see that you entered into an agreement with Intel to develop an agreed-upon product
        and provide prototypes. We also see that this agreement included terms of future pricing.
        Please revise to disclose the significant terms of the agreement and clarify the accounting
        treatment for each of the deliverables, the pricing discounts and engineering services.

Note 12. Common Stock, page F-24
Common Stock Valuation, page 68

34.   Please tell us the estimated IPO price range. To the extent that there is a significant
        difference between the estimated fair values of your convertible preferred stock and
        common stock during the past twelve months and the estimated IPO price, please explain
        to us each significant factor contributing to the difference.

Exhibits and Financial Statement Schedules, page II-4

35.   Please include in your exhibit index the amended agreement mentioned in the second full
        paragraph on page 100.

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements
and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with
any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Babak Yaghmaie